Entergy New Orleans, Inc.
Entergy New Orleans, Inc.
A Partner
A Partner
in
in
the
the
Community
Community
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Planning
Planning
for
for
the
the
Future
Future
Filed by Entergy Corporation Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Entergy Corporation
Commission File No. 001-11299

Entergy in New Orleans
• Entergy New Orleans has been
providing dependable, affordable
electricity and gas to New
Orleans since 1922.
– 160,000 electric customers
– 100,000 gas customers
• Entergy Corp. is the only
Fortune 500 headquartered in
New Orleans.

Delivering Reliable Service • Leader in electric and gas reliability. • Improvements since Hurricane Katrina. • Award-winning emergency response.

• My Account Online • Outage texting • View Outage website • Online energy efficiency tools Improving Customer Service and Communications

Planning for our Future
• Sustaining affordable electricity
costs.
• Improving the quality of life in our
communities.
• Strong focus on economic
development and business
growth.
• Anticipating energy needs of the
future.

Sustainable, Affordable Electricity • Lowered rates four years in a row. • Rates are among the lowest in the nation. • Formula rate plan ensures savings passed on to customers.

Entergy New Orleans Fuel Mix • A diverse fuel mix helps keep fuel costs low. • Low natural gas prices. 55% 25% 13% 7% Nuclear Natural Gas Coal Other

Giving Back: The Right Thing to Do
• In 2011, Entergy contributed
$4.3 million to support charitable
causes in the New Orleans area.
• More than $30 million since 2006.
• 2,000 volunteer hours annually in
New Orleans.
Working to Improve the
Communities We Serve

Focus on Economic Development
•
•
In the last two years, Entergy
In the last two years, Entergy
New Orleans has helped attract
New Orleans has helped attract
more than $127 million in new
more than $127 million in new
investments to the city.
investments to the city.
•
•
Help create more than 1,125
Help create more than 1,125
new jobs.
new jobs.

Entergy’s Economic Impact and Jobs
• Entergy’s total economic impact in the
New Orleans metro area was more
than $866 million in 2010!
• 6,000 direct and indirect employees in
New Orleans area including:
• 400 Entergy New Orleans employees.
• 2,200 total Entergy employees.
• 3,400 indirect employees.
Entergy plays an important role in the local economy

Meeting Future Energy Needs • Investment in infrastructure. • Energy efficiency initiatives. • Regional transmission organization - MISO. • Proposed spin/merge of transmission business.

Investing in Infrastructure
• From 2011 to 2013, Entergy plans
to invest an estimated $500
million to expand and bolster the
transmission system throughout
Louisiana.
• Building new 550 MW natural gas
power generation plant in
Westwego (Ninemile 6).
• 20% purchase power agreement for
Entergy New Orleans approved by City
Council Utility Committee.

EnergySmart
A New Orleans Program

Entergy

THE POWER OF PEOPLE®

Reducing Demand: Focus on Energy Efficiency
• $11 million energy efficiency program for New Orleans electric customers.
• Rebates and incentives available to residential and business customers.
• Since April 2011, helped more than 8,000 customers and 80 businesses:
o Saved 15 million kilowatt-hours of electricity – enough to power 1,300 homes for an entire year!
o Installing more than 56,000 energy efficiency measures in New Orleans homes and businesses.

Regional Transmission Organization
Manages the distribution of
generation and transmission of
electricity.
Manages supply, demand and cost
of production while increasing
reliability.
Allows access to a vast network of
electricity buyers and sellers.
There are currently seven RTOs in
the United States, which serve
about 60% of U.S. energy load.

With Entergy as a member, MISO's market footprint will extend from the Canadian border to the Gulf of Mexico.

Entergy.
THE POWER OF PEOPLE®

• Midwest Independent System  Operator
(MISO) operates in 13 U.S. states and
Manitoba, Canada.
• Large footprint.
• Access to diverse power generation.
Customer benefits:
• Increased efficiencies.
• Improved system reliability.
• Entergy New Orleans customers will
save between $32 - $46 million.
($1.4 billion across Entergy)
MISO: Right Choice for Entergy & Customers

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In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation
Reform Act of 1995.  Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.  Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012,  and other filings made by Entergy with the Securities and Exchange Commission; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.
Additional Information and Where to Find It
ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and
Transco common units to be issued to Entergy shareholders in connection with the proposed transactions.  ITC will also file a proxy statement with the
SEC that will be sent to the shareholders of ITC.  Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions.  ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions.  The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov.  The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O.
Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.
Entergy Forward-looking Information

NORTH DAKOTA
MINNESOTA
WISCONSIN
MICHIGAN
SOUTH DAKOTA
IOWA
NEBRASKA
ILLINOIS
INDIANA
KANSAS
MISSOURI
OKLAHOMA
ARKANSAS
MISSISS
TEXAS
LOUISIANA
ITC Transmission
METC
ITC Midwest
ITC Great Plains
Entergy Transmission Operating Subsidiaries
Green Power Express
KETA Project
Kansas V-Plan
Hugo to Valliant

Entergy Transmission Business

THE POWER OF PEOPLE®

About the Spin/Merge Proposal
System Peak
Load
26,100 MW 28,000 MW
Service Area Seven states Four states*
Total
Transmission
Miles
15,100 miles 15,700 miles
Service Area
Square Miles
89,850 114,669
RTO
Membership
MISO/SPP Anticipated
MISO
membership
by 12/2013
17
*Entergy also owns limited assets in Missouri.

18
Why Spin/Merge? Why Now?
• The world has changed. Today demands more of the grid than the grid was built for; modern society is energy-hungry and electricity-intensive
• Our city’s and our region’s growth, economy and prosperity are linked to diverse, affordable and reliable electricity
• But: capital investments required will drive costs higher for customers unless new approaches are taken now
• Estimated capital requirements
• Entergy Utility investment needs could potentially exceed $17B over the next decade
• Adapting requires bold strokes, decisive action—why Entergy is proposing this new model now

STRENGTH

EXPERTISE

OPPORTUNITY

Entergy

THE POWER OF PEOPLE®

19

19 Benefits In a Nutshell

Providing safe, reliable affordable power. Partner in the community. Planning for the future. Entergy Now and into the Future